Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of IX Acquisition Corp. (the “Company”) on Form S-1 of our report dated April 8, 2021, except for Fair Value of Financial Instruments and Derivative Financial Instruments in Note 2, Anchor Investor Agreements in Note 6, and Warrant Liability in Note 7, as to which the date is September 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of IX Acquisition Corp. as of March 11, 2021 and for the period from March 1, 2021 (inception) through March 11, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

September 15, 2021